                                                                     Exhibit 20


NEWS                                                  KEMPER CORPORATION [LOGO]
RELEASE                                               Long Grove, IL 60049-0001


FOR IMMEDIATE RELEASE

May 16, 1995

FOR MORE INFORMATION:
Ira Nathanson       708/320-4463 -- Kemper Corporation
Bob Schuerings      708/320-4808 -- Kemper Corporation
Elizabeth Ventura   212/898-5050 -- Zurich Insurance
Owen Blicksilver    212/546-2240 -- Insurance Partners, L.P.

                      ZURICH AND INSURANCE PARTNERS SIGN
                   DEFINITIVE AGREEMENTS TO ACQUIRE KEMPER


         ZURICH SWITZERLAND, NEW YORK, NY, SCHAUMBURG, IL, AND LONG GROVE, IL (May 16) -- Kemper Corporation (NYSE: KEM) and an Investor Group comprised of Zurich Insurance Group and Insurance Partners today announced that the companies have signed definitive agreements pursuant to which Kemper Corporation would be acquired in a merger transaction valued at more than $2.0 billion.

         The definitive agreements include certain modifications to the agreement in principle announced on April 11, 1995. Kemper stockholders will, under the terms of the revised agreements, receive consideration of $49.50 per share, all in cash. Zurich is expected to own approximately 80 percent of Kemper Corporation, which will consist of its life insurance and real estate operations, with Insurance Partners owning the remaining 20 percent. In connection with the merger, Zurich Insurance will acquire Kemper Financial Services (KFS), a leading asset manager with approximately $62 billion in assets under management.



                                    -more-

ZURICH AND INSURANCE PARTNERS SIGN DEFINITIVE AGREEMENTS TO ACQUIRE KEMPER
                                                        PAGE 2

         In previously announced transaction, Kemper stockholders were to receive $47.50 in cash and $2.00 in preferred stock.

         Prior to closing, Kemper will complete its previously announced ESOP sale and related spin-off of its securities brokerage operations. Including the estimated value of the spin-off, the total value to Kemper stockholders from these transactions approximates $51.00 per share.

         The definitive agreement is not subject to any financing contingency. It is, however, subject to, among other things, Kemper Corporation common stockholder approvals, Kemper mutual fund boards and shareholder approvals, regulatory approvals, confirmation of the securities brokerage spin-off and other customary conditions. The transaction is expected to close early in the fourth quarter of 1995, or, at the option of the Investor Group, in January 1996.

         Rolf Hueppi, chairman, president and chief executive officer of Zurich Insurance, stated, "With the signing of a definitive agreement, a new era begins for Kemper Corporation. Adding the financial strength and long term commitment of Zurich to Kemper's valuable brand name and reputation for creativity and service will enhance Kemper's position in the asset management and life insurance industries. We couldn't be more excited about the future of this dynamic business combination."

         David B. Mathis, chairman and chief executive officer of Kemper Corporation, stated, "We are pleased with the definitive terms of the transaction and the Kemper board of directors unanimously concluded that this agreement is in the best interest of our stockholders. It is now our goal to continue working toward the closing of this transaction in the most expeditious manner possible. The Zurich will be an excellent partner for Kemper."


                                    -more-

ZURICH AND INSURANCE PARTNERS SIGN DEFINITIVE AGREEMENTS TO ACQUIRE KEMPER
                                                        PAGE 3

         Insurance Partners is an investment partnership formed in February 1994 to sponsor acquisitions and other structured transactions in the property-casualty and life insurance industries in the U.S. and abroad. The partnership's committed capital is $540 million. Insurance Partners Advisors, L.P. of New York is the partnership's advisor.

         Kemper Corporation, headquartered in Long Grove, IL, is a financial services holding company with principal operations in asset management and life insurance. Kemper Corporation has approximately $98 billion in life insurance in force, has the nation's 13th largest mutual fund family with $42 billion in mutual fund assets under management, and also manages $20 billion in assets for Kemper's life insurance companies and other institutional customers.

         Zurich Insurance Group is an internationally recognized market leader in life and non-life insurance, financial services and reinsurance. Headquartered in Zurich, Switzerland, the Group operates offices in more than 40 countries worldwide and offers customers global coverage in all lines of insurance. Zurich had worldwide premium writings of approximately $19.3 billion in 1994 and over $7.3 billion in capital and surplus at year-end 1994.


                                     -30-